Form 51-102F3
Material Change Report

Item 1

Name and Address of Company

Emgold Mining Corporation
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

Item 2.

Date of Material Change

July 25, 2007

Item 3.

News Release

Press release was issued on August 1, 2007.

Item 4.

Summary of Material Change

See attached press releases.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 7.1(2) or (3) of NI 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC  V6C 3P1

Telephone:  (604) 687-4622

Item 9.

Date of Report

August 1, 2007.

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

August 1, 2007

TSX Venture Exchange: EMR

OTC Bulletin Board:  EGMCF

U.S. 20-F Registration: 000-51411

Frankfurt Stock Exchange: EML

EMGOLD MINING CORPORATION TAKES NEW DIRECTION

Emgold Mining Corporation (“Emgold”) (EMR - TSX.V) announces a number of initiatives designed to reinforce its commitment to the permitting, exploration and development of its Idaho-Maryland Project in Grass Valley, California (the “IMM”), historically the second largest underground gold mine in California and presently one of the largest gold exploration targets in North America.  The Company’s goal is to complete the Environmental Impact Review for the IMM and obtain the required Conditional Use Permit by mid-2008.

The Company will also pursue the ongoing exploration of its three prospective gold exploration projects near the community of Nelson in southeastern British Columbia and the acquisition of other mineral properties of merit.  A total of CDN $850,000 has been committed for expenditure on the British Columbia properties in 2007.

In connection with the spin-off of the Company’s wholly-owned subsidiary Golden Bear Ceramics Company (“Golden Bear”), Emgold has curtailed further expenditures on the development of the Ceramext™ process, other than those required to preserve the Company’s investment.  As well, Emgold has reduced its overhead and administrative expenses by eliminating costs not considered essential to its ongoing permitting and exploration activities.

Kenneth Yurichuk, the newly-appointed Co-Chairman of Emgold commented:  “With the restructuring described below, we have reaffirmed and revitalized Emgold’s focus on permitting the Idaho-Maryland mining operation.  We also are pleased to have the commitment of Bill Witte and his engineering group to continue the financing and development of Golden Bear independently of Emgold. We believe we are well-positioned to secure the additional financing Emgold presently requires and to develop significant value for all our shareholders.  We remain very confident of the potential value in the Idaho-Maryland Project and in the Company’s future prospects.”

Board and Management Restructuring

The Company is pleased to announce the appointment of Mr. Stephen J. Wilkinson as an additional independent director, effective immediately.  Mr. Wilkinson is President and Chief Executive Officer of ValGold Resources Ltd. and Chairman of NovaDX Ventures Corp., a publicly traded junior merchant banking company specializing in raising capital and providing advisory services to early-stage junior resource companies.  Mr. Wilkinson was President, Chief Executive Officer and Director of Northern Orion Explorations Ltd. during its successful restructuring over the period from 1999 to 2002 and from 1996 to 1999, he was the Vancouver based mining analyst for RBC Dominion Securities Inc., responsible for small capitalization and gold and base metal companies.  Mr. Wilkinson holds an MBA from Clarkson University, Potsdam New York, a M.Sc.(Geology) from Carleton University and B.Sc. (Geology) from the University of Western Ontario.

The Company has accepted the resignation of William J. Witte, P.Eng., as President and Chief Executive Officer of Emgold.  Mr. Witte will continue to serve, however, as a director of Emgold and President of the Company’s wholly owned subsidiary, Golden Bear, with responsibility for financing and the further development of Golden Bear, independently of Emgold, to create value for Emgold and its shareholders.  John K. Burns has resigned as a director and Chairman of Emgold.  Ian Chang, P.Eng., Vice-President, Project Development and David Sinitsin, P.Eng., have also resigned from Emgold.  Once funding is secured for Golden Bear, Messrs. Chang and Sinitsin plan to continue with their respective roles in that company to develop and commercialize the Ceramext™ process.  Other than providing any funding necessary to maintain its patents and intellectual property portfolio and to preserve its investment in the proprietary Ceramext™ technology held by Golden Bear, Emgold ceased all activities associated with the further development of the Ceramext™ technology in early 2007, but will retain the right to employ this technology in connection with the operation of the IMM.

The Board has appointed an Executive Committee comprised of Sargent Berner and Kenneth Yurichuk to carry out the duties and assume the responsibilities of the Chief Executive Officer and Chairman of the Company.  David Watkinson, P.Eng., has been appointed Chief Operating Officer of Emgold and will also serve as President and Chief Executive Officer of the Idaho-Maryland Mining Company, with primary responsibility for pursuing the ongoing permitting process for the IMM.

Mr. Berner is a businessman who practiced corporate, securities, and natural resources law as a partner in the Vancouver law firm of DuMoulin Black from 1976 until 2004, after eight years as a full time faculty member of the University of British Columbia Law School.  Mr. Berner is also a director of a number of other companies trading on the TSX Venture Exchange, the TSX and the American Stock Exchange.

Mr. Yurichuk is a Chartered Accountant and senior partner in the public accounting firm Bobot & Yurichuk LLP, Chartered Accountants, Toronto.  Mr. Yurichuk has been in public practice for over 30 years and has served as both director and officer of private and publicly-traded corporations involved in a wide range of businesses including mining, real estate development, investment and manufacturing.  In addition, Mr. Yurichuk is a director of Mavrix Resource Fund Management Inc. and served as a director and officer of the General Partners for several Contrarian Resource Fund Limited Partnerships and Mavrix Fund Limited Partnerships.  He is also a director of ValGold Resources Ltd., and Chief Financial Officer of NovaDX Venture Corp.  Mr. Yurichuk holds a Bachelor of Commerce degree as well as the CA designation.

Mr. Watkinson is a registered professional engineer with over 20 years of professional experience in underground and open pit mine development, including mine permitting, engineering, feasibility, construction, and operations.  In addition, he has extensive experience in project management, having taken projects from grass roots start-up to successful operating status.  Mr. Watkinson has been responsible for management of large capital projects and operations in Canada, the United States and the Philippines.  He has held progressively senior positions with Placer Dome Inc., Kinross Gold Corporation, Thyssen Mining Construction and Vulcan Materials Company.  Mr. Watkinson holds a B.Sc. in Applied Science, Mining Engineering, from Queen's University in Kingston, Ontario (1985).

Other key management personnel who will be retained in pursuing the permitting process for the IMM are:

•

Shannon Ross, CA – Chief Financial Officer of Emgold and its subsidiary companies.

•

Robert Pease, P.Geo. – Chief Geologist.  Mr. Pease is a Professional Geologist in California with B.S. (1976) and M.S. degrees (1979) in Geology from the University of Nevada, Reno Nevada.  He has 30 years of experience in mineral development and engineering geology in the mining industry.  Mr. Pease has an extensive background in Mother Lode, Sierra Nevada, and Basin-Range geology.  His experience includes surface and underground geologic mapping, drilling and sampling, resource and reserve modeling, and engineering geology.

•

William Watters, P.E. – Chief Mining Engineer.  Mr. Watters is a registered Professional Engineer (Civil, CA; Mining, WY).  He has a B.S. in Mining Engineering from the University of Nevada-Reno, MacKay School of Mines (1978).  Mr. Watters has 30 years experience in mine operations and engineering including several operating gold mines in California.  Mr. Watters is a Mine Rescue Team Trainer, has a California Safety Representative License, and is a MSHA Trainer (blue card).

•

Patricia Nelson, REA – Director of Environmental Permitting.  Ms. Nelson manages the permitting and environmental compliance programs for the company.  She has over 30 years of experience managing and directing multidisciplinary environmental projects for government, industry, and utility organizations that involved regulatory compliance, natural resource development and hazardous waste management.  In addition, she has experience directing field work and construction projects; developing and implementing public participation programs; and conducting project-specific environmental negotiations among government and industry stakeholders.  She has a Bachelor of Science from the University of California at Berkeley, a Masters Degree in Business Administration from the University of San Francisco, and is a Certified Mediator from John F. Kennedy University.  Ms. Nelson is also a Registered Environmental Assessor (REA) in California and has extensive hazmat training.

Permitting Update

Emgold has applied for and intends to obtain all necessary permits for exploration, development, and re-opening of the Idaho-Maryland Mine.  Emgold’s permitting strategy has been designed to eliminate the need to apply for additional permits at a later date to commence production

From 2003 to March 31, 2007, Emgold has spent approximately US $6.3 million directly on permitting, geological studies, digitizing the database and resource modeling for IMM, and incurred additional expenditures of approximately US $1.5 million on related drilling, land lease and property tax payments.  The Company has completed the first and longest phase of the three phase permitting process through the preparation and submission of a Master Environmental Assessment in support of its application to the City of Grass Valley.  On June 22, 2007, the City of Grass Valley accepted the Company’s revised permit application and has commenced work to complete the next two phases in the process, with the objective of issuing a final Use Permit by June 2008.

Upon receipt of the Use Permit, Emgold plans to dewater, rehabilitate, and explore the historic mine workings with the objective of expanding the existing Canadian National Instrument 43-101 compliant gold resource at the IMM.

Resource and Geology Update

Existing mineral resources consist of 216 resource blocks that were defined in a NI 43-101 Technical Report completed in November 2004 and subsequent geologic modeling by Emgold’s geologists.

Current resources are:

•

Measured and Indicated:  1.67 million tons @ 0.28 opt = 472,000 ounces gold

•

Inferred:  2.57 million tons at 0.39 opt = 1,002,000 ounces gold

Emgold has elected to permit not only the dewatering and exploration of the mine, but also the development of a 2,400-ton per day operation with potential to produce over 250,000 ounces of gold per year.  The Company has assembled a large and valuable library of historical information about the project.  This information has been used to establish a NI 43-101 gold resource as outlined above, and has indicated over 500 additional underground exploration targets.  Currently, work is underway to lay out the drill program for underground exploration planned to commence once the mine is permitted and dewatered.

The Equity Financing

As previously announced, Emgold intends to raise a minimum of CDN $8 million in equity financing to be used primarily to complete the permitting for the IMM.  Emgold has also allocated CDN $850,000 to fund exploration expenses associated with its British Columbia exploration projects in 2007.  The balance of the proceeds will be used to fund the costs of the offering, outstanding payables, contingencies and severance payments associated with the restructuring described above.

On behalf of the Board of Directors,

Sargent H. Berner and Kenneth R. Yurichuk

Executive Committee and Co-Chairmen

For further information please contact:

Sargent Berner:  Tel: (604) 687-4622; Fax: (604) 687-4212; Email: info@emgold.com

or

Kenneth Yurichuk:  Tel: (905) 271-5505; Email: kyurichuk@bobot-yurichuk.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.